Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Tentative Collective Agreement Reached with Unionized

Employees at McArthur River and Key Lake Operations

Saskatoon, Saskatchewan, Canada, September 12, 2014 ..    .    .    .    .    .    .    .    .    .     ..    .    .

Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce that a tentative collective agreement has been reached with unionized employees at the McArthur River and Key Lake operations.

The 535 workers, represented by the United Steelworkers Local 8914, are expected to begin the voting process in late September and be completed by early October. The union bargaining committee has recommended that members vote to accept the agreement.

The union and the company have agreed to withdraw the strike and lockout notices issued on August 26, 2014 and preparations are under way to return workers to the sites and safely resume production while continuing to protect the environment.

Negotiations began in November 2013, and have been ongoing since the previous four-year collective agreement expired December 31, 2013. In July, the company and union jointly applied for conciliation under the Canada Labour Code.

Unionized workers were flown off the sites on August 29, 2014 five hours before a strike deadline. The operations were maintained in a safe shutdown state by salaried Cameco employees and unionized personnel under an essential services agreement with the union.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190